News release

Zi Corporation Reports 2005 Second Quarter,
Six-Month Results

CALGARY, AB, August 12, 2005 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today reported results for its second quarter and six months ended June 30, 2005. Revenue in the 2005 second quarter for the Company's Zi Technology business unit increased to $2.9 from $2.7 million in this year's first quarter. Zi Technology revenue in the 2004 second quarter was $3.3 million. (Unless otherwise indicated, all monetary amounts in this news release are in U.S. dollars.)

        Chairman and CEO Michael Lobsinger said that thanks to recent progress in expanding the Company's product line and creating new market opportunities, along with a comprehensive review of operations, the entire Zi organization is more energized and enthusiastic than ever.

        "The past few months have been busy and enlightening," Lobsinger added. "We have reviewed our product, sales and marketing strategies across all products and all regions and implemented several strategic initiatives to strengthen our organization and increase our focus on growth and profitability going forward."

        Zi Corporation total revenue for this year's second quarter was $3.1 million compared to total revenue in the 2004 second quarter of $3.4 million. The net loss for the 2005 second quarter was $181,000, or a loss per basic and diluted share of $0.00, compared to net income of $254,000, or $0.01 per basic and diluted share in the year-earlier period. During the second quarter of this year other product revenue from e-Learning was $207,000 compared to $102,000 a year earlier. Gross margin as a percentage of revenue in the second quarter of this year was unchanged at 96 percent compared to last year's second quarter.

        The year-to-year decline in Zi Technology revenue in the 2005 second quarter, as was the case in this year's first quarter, was principally due to year-over-year revenue decreases of more than 57 percent from two large customers who have experienced lower market demand for particular mobile technologies. Excluding those two customers, Zi Technology's royalty revenue from all other customers increased in this year's second quarter by approximately 32 percent year-over-year.

        Chief Operating Officer Milos Djokovic noted that QixTM, the Company's innovative user application interface that was introduced at major wireless industry conferences on three continents over the last several months, is a key new product that can help drive significant revenue to the wireless carriers and network operators, who are expected to be important new Zi Corporation customers. As previously announced, Qix is now in its initial carrier trial with Virgin Mobile in the United Kingdom.

        "Qix has all of us excited about the future," Djokovic said. "We believe Qix is to mobile phone users what Google is to the Internet-a search engine. Qix makes navigating the many applications on a mobile phone intuitive and simpler, which will ensure greater utilization of those applications, which is great news for the carrier industry, and great news for Zi. We are also very encouraged by the exceptional technical publication and user reviews that Qix is receiving worldwide as these endorsements of our breakthrough technology will be very important.

        "We have accelerated our go-to-market strategy for Qix, revamped our sales and marketing organization worldwide, and put in place new strategies to leverage the success of our core products as a result of the recent tier 1 OEM endorsement and our best of breed product features," Djokovic added.

        Revenue from the Zi Technology business unit in the first six months of this year was $5.6 million compared to $6.3 million for the same period a year ago. Total revenue for this year's first six months was $6.0 million compared to total revenue of $6.4 million in the first six months of 2004. The net loss for the 2005 first six months was $1.7 million, or a loss per basic and diluted share of $0.04, compared to a net loss of $1.2 million, or a loss per basic and diluted share of $0.03 in the year-earlier period. Gross margin as a percentage of revenue in the first six months of this year was 95 percent compared to 96 percent in the prior year period.

        During the second quarter and first six months of 2005, Zi earned royalties from 57 and 59 eZiText® licensees, respectively, compared to a respective 43 and 49 in the same periods a year earlier. There were 70 new handset models embedded with eZiText released into the market in the 2005 second quarter, and for the first six months of 2005 there were 126 new models released into the market, bringing the total at the end of the first half of 2005 to 930 compared to 572 at the end of the 2004 first six months.

        The Company's balance sheet as of June 30, 2005 showed cash and equivalents of $13.1 million, total assets of $21.5 million, and shareholders' equity of $16.9 million.

        The increases in the year-over-year loss for the 2005 second quarter and first six months were due to the lower revenue and gross margin, higher product research and development expense, impairment of a note receivable, and a tax provision related to a Chinese subsidiary. These increases were offset by a settlement of litigation against prior counsel of $1.4 million

        Selling, general and administrative expense ("SG&A") increased in the second quarter of 2005 to $2.3 million from $2.2 million in the second quarter of 2004, and SG&A expense in the first six months of this year decreased to $5.1 million from $5.5 million in the prior year period. In the first six months of 2004, $1.5 million in non-cash compensation expense was recognized upon issuance of restricted stock units and non-employee stock options. There was no non-cash compensation expense incurred in the first six months of 2005.

        Product research and development expense for the 2005 second quarter and first six months were $1.2 million and $2.2 million, respectively, compared to $0.3 million and $1.0 million in the respective year-earlier periods. Gross expenditures on product research and development (before capitalization) increased by $0.1 million to $1.3 million for the second quarter and $0.7 million to $2.6 million for the first six months. The Company has continued to invest in new product features and enhancements to language databases along with new investment in Decuma handwriting recognition software. In the three month period ended June 30, 2005, the Company capitalized $32,000 in software development costs. In the second quarter of 2004, the Company capitalized $0.9 million in software development costs related to developing new and improved language database software. In the six-month period ended June 30, 2004, the Company capitalized $0.9 million in software development costs related to developing dramatically new and improved language database software. In the six-month period ended June 30, 2005, the Company capitalized $0.4 million of software development costs.

Summary of Operating Results

(thousands of US$ except per share amounts)	Three Months Ended June 30,		Six Months Ended June 30,
(unaudited)	2005	2004	2005	2004
Revenue	$3,144	$3,414	$6,014	$6,443
Gross margin	3,008	3,281	5,725	6,194
Net income (loss)	(181)	254	(1,695)	(1,203)
Total assets	$21,526	$9,745	$21,526	$9,745
Net income (loss) per share - basic and diluted	$(0.00)	$0.01	$(0.04)	$(0.03)
Outstanding shares, weighted average	46,237,322	39,492,560	46,038,432	39,394,876
Outstanding shares, end of period	46,239,168	39,492,560	46,239,168	39,492,560

All dollar amounts are in United States dollars and in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with the Company's interim consolidated financial statements and notes.

Conference Call
As previously announced, Zi is conducting a conference call to review its financial results today at 9:00 AM EDT (Eastern). The dial-in number for the call in North America is 1-800-475-3716 and 1-719-457-2728 for overseas callers. A live audio webcast and replay of the call can be accessed for 10 days at the Company's website at www.zicorp.com.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText for one-touch predictive text entry; eZiTapTM for intelligent multi-tap entry, Decuma® for natural handwriting recognition and the new QixTM service delivery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in Zi Corporation's most recent reports on SEDAR, Form 20-F and Form 6-K, each as it may be amended from time to time. Zi Corporation's results of operations for the second quarter and six months ended June 30, 2005 are not necessarily indicative of Zi Corporation's operating results for any future periods. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com

TABLES FOLLOW

ZI CORPORATION
CONSOLIDATED BALANCE SHEETS
	June 30, 2005	December 31, 2004
(All amounts in United States of America dollars except share amounts)	(unaudited)

Assets
Current assets
Cash and cash equivalents	$13,132,675	$12,889,335
Accounts receivable, net of allowance of $240,802 (2004 - $154,108)	3,563,514	5,570,869
Accounts receivable from related party	-	43,629
Prepayments and deposits	589,935	414,994
Total current assets	17,286,124	18,918,827

Capital assets - net	1,080,853	1,087,957
Intangible assets - net	3,083,222	1,692,087
Other deferred costs	75,851	-
Investment in significantly influenced company	-	-
	$21,526,050	$21,698,871

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$2,912,016	$3,081,280
Deferred revenue	1,543,962	2,704,105
Current portion of other long-term liabilities	65,793	71,969
Total current liabilities	4,521,771	5,857,354

Other long-term liabilities	58,597	92,361
	4,580,368	5,949,715

Contingent liabilities and guarantees

Shareholders' equity
Share capital
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	-	-
Unlimited number of common shares, no par value, authorized, 46,239,168 (2004 - 45,225,190) issued and outstanding	109,268,622	106,025,634
Additional paid-in capital	2,114,190	2,114,190
Accumulated deficit	(93,621,983)	(91,927,031)
Accumulated other comprehensive loss	(815,147)	(463,637)
	16,945,682	15,749,156
	$21,526,050	$21,698,871

See accompanying notes to consolidated financial statements.

ZI CORPORATION
CONSOLIDATED STATEMENTS OF LOSS

	Three Months Ended June 30,		Six Months Ended June 30,
(All amounts in United States of America dollars except share amounts) (Unaudited)	2005	2004	2005	2004

Revenue
License and implementation fees	$2,937,341	$3,311,669	$5,629,728	$6,282,280
Other product revenue	206,922	102,228	384,596	160,914
	3,144,263	3,413,897	6,014,324	6,443,194

Cost of sales
License and implementation fees	70,669	110,428	134,040	204,746
Other product costs	65,691	22,669	155,555	44,408
	136,360	133,097	289,595	249,154

Gross margin	3,007,903	3,280,800	5,724,729	6,194,040

Operating expenses

Selling general and administrative	(2,307,285)	(2,242,699)	(5,144,084)	(5,513,736)
Litigation and legal	(264,839)	(248,743)	(504,227)	(389,751)
Gain on settlement of litigation	1,415,616	-	1,415,616	-
Product research and development	(1,239,041)	(289,071)	(2,230,542)	(1,018,723)
Depreciation and amortization	(284,602)	(241,961)	(552,456)	(461,006)
Impairment of note receivable	(250,000)	-	(250,000)	-

Operating income (loss) before undernoted	77,752	258,326	(1,540,964)	(1,189,176)

Interest on capital lease obligation	(2,989)	(3,640)	(3,924)	(3,972)
Other interest expense	-	(11,842)	(273)	(26,767)
Interest income and other income	75,202	11,264	181,018	16,969
Equity interest in loss of significantly influenced company	-	-	-	-
Income (loss) before income taxes	149,965	254,108	(1,364,143)	(1,202,946)
Income taxes	(330,809)	-	(330,809)	-
Net income (loss)	$(180,844)	$254,108	$(1,694,952)	$(1,202,946)

Basic and diluted income (loss) per share	$(0.00)	$0.01	$(0.04)	$(0.03)
Weighted average common shares	46,237,322	39,492,560	46,038,432	39,394,876
Common shares outstanding, end of period	46,239,168	39,492,560	46,239,168	39,492,560

See accompanying notes to consolidated financial statements.

ZI CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30,		Six Months Ended June 30,
(All amounts in United States of America dollars) (Unaudited)	2005	2004	2005	2004

Net cash flow from (used in) operating activities:
Net income (loss)	$(180,844)	$254,108	$(1,694,952)	$(1,202,946)
Items not affecting cash:
Loss on dispositions of capital assets	1,650	2,638	2,166	2,790
Depreciation and amortization	285,296	241,961	562,576	461,006
Non-cash compensation expense	-	50,593	-	1,017,451
Non-cash consultant compensation expense	-	12,715	-	447,872
Decrease (increase) in non-cash working capital	(2,582,228)	(478,485)	531,302	(1,055,688)
Cash flow from (used in) operating activities	(2,476,126)	83,530	(598,908)	(329,515)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	39,719	-	2,244,852	202,047
Payment of capital lease obligations	(3,965)	(9,008)	(10,057)	10,715
Cash flow from (used in) financing activities	35,754	(9,008)	2,234,795	212,762

Cash flow from (used in) investing activities:
Purchase of capital assets	(79,630)	(12,042)	(119,271)	(12,896)
Software development costs	(32,257)	(866,804)	(357,566)	(870,184)
Other deferred costs	(91,068)	-	(105,734)	-
Acquisition of subsidiary	-	-	(458,466)	-
Cash flow used in investing activities	(202,955)	(878,846)	(1,041,037)	(883,080)

Effect of foreign exchange rate changes on cash and cash equivalents	(107,562)	(2,943)	(351,510)	(4,506)
Net cash inflow (outflow)	(2,750,889)	(807,267)	243,340	(1,004,339)
Cash and cash equivalents, beginning of period	15,883,564	2,169,813	12,889,335	2,366,885
Cash and cash equivalents, end of period	$13,132,675	$1,362,546	$13,132,675	$1,362,546

Non-cash financing activity
Equipment acquired under capital lease	$-	$-	$-	$29,188
Components of cash and cash equivalents
Cash	$3,305,843	$1,362,546	$3,305,843	$1,362,546
Cash equivalents	$9,826,832	$-	$9,826,832	$-
Supplemental cash flow information
Cash paid for interest	$2,989	$15,482	$4,197	$30,739

See accompanying notes to consolidated financial statements.

SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Three- and Six-Month Periods Ended June 30, 2005 (Unaudited)
All amounts expressed in United States of America dollars except share amounts

NATURE OF OPERATIONS

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 12 to the Company's interim consolidated financial statements. The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2004 annual consolidated financial statements, however, they do not include all disclosure normally provided in annual consolidated financial statements and should be read in conjunction with the 2004 annual consolidated financials statements. Prior to December 31, 2003, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP with annual reconciliation of the Company's financial position and results of operations to US GAAP. Management elected to report in conformity with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America. Effective March 31, 2004, the Company initiated reporting its consolidated financial statements in US dollars, with comparative periods restated to US dollars.